Filed by Armada Acquisition Corp. II

pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: Armada Acquisition Corp. II

Commission File Number of Subject Company: 001-42661

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were made by Arrington Capital, an affiliate of Arrington XRP Capital Fund, LP, the SPAC’s sponsor, and by Michael Arrington and Ron Palmeri, members of the SPAC’s board of directors, on October 1, 2026:

Arrington Capital
@Arrington_Cap

A major milestone for @evernorthxrp and the XRP ecosystem.
Next stop: closing and $XRPN on @Nasdaq

> **evernorthxrp** @evernorthxrp · 9h
>
> Armada Acquisition Corp. II shareholders have approved the business combination with Evernorth. Thank you to every shareholder who voted, and to the XRP community that has followed every step.
>
> Expected next:...

evernorth
SHAREHOLDER VOTE · SEPTEMBER 30, 2026
Business combination approved
Sep 30
Shareholder vote
COMPLETE
Oct 7
Transaction closes
EXPECTED
Oct 8
Nasdaq trading as XRPN
EXPECTED
~473M XRP
Expected holdings at closing
Expected to be the largest publicly traded pure-play XRP treasury company
Closing is expected October 7, 2026, subject to remaining closing conditions. Figures are approximate. See the press release and SEC filings.

8:22 AM · Oct 1, 2026 · **3,238** Views

Michael Arrington @arrington

🫡

evernorthxrp @evernorthxrp · 9h

Armada Acquisition Corp. II shareholders have approved the business combination with Evernorth. Thank you to every shareholder who voted, and to the XRP community that has followed every step.

Expected next:...

evernorth
SHAREHOLDER VOTE · SEPTEMBER 30, 2026
Business combination approved
Sep 30
Shareholder vote
COMPLETE
Oct 7
Transaction closes
EXPECTED
Oct 8
Nasdaq trading as XRPN
EXPECTED
~473M XRP
Expected holdings at closing
Expected to be the largest publicly traded pure-play XRP treasury company
Closing is expected October 7, 2026, subject to remaining closing conditions. Figures are approximate. See the press release and SEC filings.

2:08 PM · Oct 1, 2026 · 3,630 Views

Ron Palmeri reposted

Michael Arrington @arrington · 1h

evernorthxrp @evernorthxrp · 9h

Armada Acquisition Corp. II shareholders have approved the business combination with Evernorth. Thank you to every shareholder who voted, and to the XRP community that has followed every step.

Expected next:...

evernorth
SHAREHOLDER VOTE · SEPTEMBER 30, 2026
Business combination approved
Sep 30
Shareholder vote
COMPLETE
Oct 7
Transaction closes
EXPECTED
Oct 8
Nasdaq trading as XRPN
EXPECTED
~473M XRP
Expected holdings at closing
Expected to be the largest publicly traded pure-play XRP treasury company
Closing is expected October 7, 2026, subject to remaining closing conditions. Figures are approximate. See the press release and SEC filings.

5 · 5 · 61 · 3.6K

Additional Information and Where to Find It

Pubco filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which has been declared effective, in connection with the proposed business combination (the “Business Combination”), the private placements of securities in connection with the Business Combination (the “Private Placement Transactions”) and the other transactions contemplated by the Business Combination Agreement (together with the Business Combination and the Private Placement Transactions, the “Proposed Transactions”). The Registration Statement includes a proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective on August 27, 2026, and the definitive Proxy Statement/Prospectus and other relevant documents were mailed to shareholders of SPAC as of the close of the record date established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and Pubco have also filed other documents regarding the Proposed Transactions with the SEC. Investors and security holders are also able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by SPAC and Pubco, without charge on the SEC’s website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191 St., Suite 52895, Miami, FL 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination, and the anticipated benefits and timing thereof, and other statements regarding SPAC’s or Pubco’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and, although SPAC believes these forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that such statements are subject to risks and uncertainties, including those described in Pubco’s registration statement on Form S-4 filed with the SEC in connection with the Business Combination, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. As you read and consider this communication, you should understand that these statements are not guarantees of future performance or results. You should not place undue reliance on these forward-looking statements.